CUSIP No. 81371G 10 S                13D                     Page 1 of 19 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              The IXATA Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)
 ------------------------------------------------------------------------------
                                  81371G 10 S
                                 (CUSIP Number)

                                 Zimri C. Putney
      12701 Fair Lakes Circle, Suite 690, Fairfax, VA 22033 (703) 803-0544
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                October 13, 2000
             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------------
         *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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CUSIP No. 81371G 10 S                13D                     Page 2 of 19 Pages


________________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                                         NextGen Fund II, L.L.C.
________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
________________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                  NOT APPLICABLE
________________________________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
________________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia
________________________________________________________________________________
NUMBER OF                  (7)  SOLE VOTING POWER
                                  -0-
SHARES                     _____________________________________________________

BENEFICIALLY               (8)  SHARED VOTING POWER
                                  900,000
OWNED BY                   _____________________________________________________

EACH                       (9)  SOLE DISPOSITIVE POWER
                                  -0-
REPORTING                  _____________________________________________________

PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                  900,000
                           _____________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                  900,000
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **      [ ]
________________________________________________________________________________


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CUSIP No. 81371G 10 S                13D                     Page 3 of 19 Pages


     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                           5.98%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                           OO
________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________________________
________________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     NextGen SBS Fund II, L.L.C.
________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
________________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                            NOT APPLICABLE
___________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)       [ ]
________________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Virginia
________________________________________________________________________________
NUMBER OF                  (7)  SOLE VOTING POWER
                                  -0-
SHARES                     _____________________________________________________

BENEFICIALLY               (8)  SHARED VOTING POWER
                                  600,000
OWNED BY                   _____________________________________________________

EACH                       (9)  SOLE DISPOSITIVE POWER
                                  -0-
REPORTING                  _____________________________________________________

PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                  600,000
                           _____________________________________________________

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CUSIP No. 81371G 10 S                13D                     Page 4 of 19 Pages


     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                             600,000
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                             4.07%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                             OO
________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________________________
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                 Zimri C. Putney
________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                  (a)  [ ]
                                  (b)  [X]
________________________________________________________________________________
     (3)    SEC USE ONLY
________________________________________________________________________________
     (4)    SOURCE OF FUNDS **
                  NOT APPLICABLE
____________________________________________________________
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]
________________________________________________________________________________
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            USA
________________________________________________________________________________
NUMBER OF                  (7)  SOLE VOTING POWER
                                  -0-
SHARES                     _____________________________________________________

BENEFICIALLY               (8)  SHARED VOTING POWER
                                 1,500,000
OWNED BY                   _____________________________________________________

EACH                       (9)  SOLE DISPOSITIVE POWER
                                 -0-
REPORTING                  _____________________________________________________

CUSIP No. 81371G 10 S                13D                     Page 5 of 19 Pages


PERSON WITH                (10) SHARED DISPOSITIVE POWER
                                 1,500,000
________________________________________________________________________________
     (11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
                                 1,500,000
________________________________________________________________________________
     (12)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (11) EXCLUDES CERTAIN SHARES **     [ ]
________________________________________________________________________________
     (13)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (11)
                                 9.59%
________________________________________________________________________________
     (14)    TYPE OF REPORTING PERSON **
                                      IN
________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
________________________________________________________________________________


Item 1.    Security and Issuer.

         This statement relates to the Common Stock (the "Common Stock") of The IXATA Group, Inc., a Delaware corporation (the "Company"), and shares of Common Stock issuable upon exercise of Warrants issued by the Company (the "Warrants"). The Company's principal executive offices are located at 8989 Rio San Diego Drive, San Diego, California 92108.

Item 2.    Identity and Background.

         (a)      This statement is filed by:

                  (i) NextGen Fund II, L.L.C., a Virginia limited liability company ("NG"), with respect to the Warrants directly owned by it;
                  (ii) NextGen SBS Fund II, L.L.C., a Virginia limited liability company ("NGSBS"), with respect to the Warrants directly owned by it; and
                  (iii) Zimri C. Putney ("Mr. Putney"), who is managing director of the managing member of NG and NGSBS, with respect to the Warrants directly owned by NG and NGSBS.

         The foregoing persons are hereinafter sometimes collectively referred to as the Reporting Persons".

         (b) The address of the principal business and principal office of each of the Reporting Persons is 12701 Fair Lakes Circle, Suite 690, Fairfax, Virginia 22033.

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CUSIP No. 81371G 10 S                13D                     Page 6 of 19 Pages

         (c) The principal business of each of NG and NGSBS is serving as a private investment fund. Mr. Putney is managing director of the managing member of each of NG and NGSBS.

         (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (f) Each of NG and NGSBS is a Virginia limited liability company. Mr. Putney is a United States citizen.

Item 3.    Source and Amount of Funds and Other Consideration.

         On October 13, 2000, the Company issued to NG and NGSBS Warrants to purchase 900,000 shares and 600,000 shares, respectively, of the Common Stock of the Company. The Company issued the Warrants to NG and NGSBS in consideration of the execution and delivery by NG and NGSBS of guaranties of a loan to the Company from Branch Banking & Trust Co. in the original principal amount of $100,000. The Warrants are exercisable at a price of $.03 per share and expire on October 13, 2001. A form of the Warrant is attached hereto as Exhibit 1.

Item 4.    Purpose of the Transaction.

         The purpose of the acquisition of the Warrants by the Reporting Persons was for investment and to provide short-term financing for the Company. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Company, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Company or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.    Interest in Securities of the Issuer.

       (a) Each of NG and Mr. Putney may be deemed the beneficial owner of 900,000 shares of Common Stock by virtue of NG's ownership of its Warrant. The 900,000 shares of Common Stock comprise approximately 5.98% of the total number of shares of Common Stock outstanding based on the Company's representation in its Form 10-QSB for the period ended June 30, 2000 that it has 14,146,289 shares of Common Stock outstanding and its reservation of 900,000 shares of Common Stock for issuance upon exercise of the Warrant. Mr. Putney

CUSIP No. 81371G 10 S                13D                     Page 7 of 19 Pages


               disclaims beneficial ownership of such shares. Each of NGSBS and Mr. Putney may be deemed the beneficial owner of 600,000 shares of Common Stock by virtue of NGSBS's ownership of its Warrant. The 600,000 shares of Common Stock comprise approximately 4.07% of the total number of shares of Common Stock outstanding based on the Company's representation in its Form 10-QSB for the period ended June 30, 2000 that it has 14,146,289 shares of Common Stock outstanding and its reservation of 600,000 shares of Common Stock for issuance upon exercise of the Warrant. Mr. Putney disclaims beneficial ownership of such shares.

       (b) Mr. Putney may be deemed to have sole voting and disposition power of the 1,500,000 shares of Common Stock issuable upon exercise of the exercise of the Warrants in his capacity as managing director of the managing member of each of NG and NGSBS.

       (c) Except as described herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

       (d) The members of NG have the right to participate in the receipt of dividends from, or proceeds from the sale of, any Common Stock issued to NG in accordance with their membership interests in NG. The members of NGSBS have the right to participate in the receipt of dividends from, or proceeds from the sale of, any Common Stock issued to NGSBS in accordance with their membership interests in NGSBS.

       (e)     Not applicable.

Item 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer.

         The Warrants issued to NG and NGSBS, respectively, are exercisable for 900,000 shares and 600,000 shares of Common Stock of the Company at a price of $.03 per share. The Warrants expire on October 13, 2001.

         The Company and NextGen Capital, L.L.C., which is the managing member of NG and NGSBS, have signed a term sheet describing a proposed additional investment in the Company by NG and NGSBS in two tranches of an aggregate of $1.25 million to purchase shares of Series D Convertible Preferred Stock of the Company at a price of $1.00 per share. Each share of Series D Convertible Preferred Stock would be convertible into 10 shares of Common Stock. Under the term sheet, NG and NGSBS would have the right to elect a majority of the Company's Board of Directors. The term sheet is not a binding agreement and no definitive agreements concerning such investment or the terms thereof have been reached.

         In June 2000, NG and NGSBS advanced an aggregate of $250,000 to the Company in connection with an offering of Series C Convertible Preferred Stock by the Company. The Company has not yet issued these shares; NG and NGSBS are currently discussing the terms under which such shares will be issued.

         In August 2000, NG and NGSBS loaned an aggregate of $250,000 to the Company. The loans are evidenced by convertible notes which bear interest at the rate of 10% per annum and are due and payable on November 24, 2000. Principal and interest under the convertible notes is convertible at the option of the holder into capital stock of the Company at the price such shares are issued to investors.

Item 7.    Materials to be Filed as Exhibits.

         There is filed herewith the following Exhibit:

         Exhibit 1 - Form of Warrant issued to each of NG and NGSBS by the Company.

CUSIP No. 81371G 10 S                13D                     Page 8 of 19 Pages


SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  October 20, 2000

NEXTGEN FUND II, L.L.C.                             NEXTGEN SBS FUND II, L.L.C.

By:  NextGen Capital, L.L.C.                        By:  NextGen Capital, L.L.C.
     Managing Member                                     Managing Member


By:  /s/ Zimri C. Putney                            By:  /s/ Zimri C. Putney
     -------------------                                 -------------------
      Zimri C. Putney                                     Zimri C. Putney
      Managing Director                                   Managing Director


ZIMRI C. PUTNEY
 /s/ Zimri C. Putney
 -------------------

CUSIP No. 81371G 10 S               13D                     Page 9 of 19 Pages


                                                                       EXHIBIT 1

NEITHER THIS WARRANT ("WARRANT") NOR THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS ("BLUE SKY LAWS"). THIS WARRANT MAY NOT BE EXERCISED BY OR ON BEHALF OF, AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS WARRANT MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED UNLESS REGISTERED UNDER THE SECURITIES ACT AND BLUE SKY LAWS OR AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE.


                                     WARRANT

         THIS WARRANT ("Warrant"), dated as of October 13, 2000, is issued by The IXATA Group, Inc., a Delaware corporation (the "Company"), to _______________________, a Virginia limited liability company (together with any other registered holder of this Warrant, the "Holder").

         In consideration of the mutual covenants, agreements, representations and warranties herein contained and of other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, it is hereby agreed as follows:

         1.       EXERCISE OF THE WARRANT.

                  (a) Number of Warrant Shares Obtainable. Subject to such adjustment as may be required from time to time by Section 5 hereof, the number of shares of the common stock, par value $0.001 per share ("Common Stock"), of the Company that the Holder shall be entitled to receive upon exercise of this Warrant shall be __________ shares (the "Warrant Shares").

                  (b) Exercise by the Holder. Upon the terms and subject to the conditions set forth in this Warrant, the Holder shall have the right, which may be exercised in whole or in part for a period commencing on the date of this Warrant (the "Holder Exercise Date"), and terminating one year thereafter, to receive from the Company the number of fully paid and nonassessable Warrant Shares that the Holder may at the time be entitled to receive on exercise of this Warrant; provided that such exercise does not cause a violation of any applicable law or regulation.

                  The Holder shall effect exercises by surrendering this Warrant and the form of exercise notice in the form attached hereto as Exhibit A (collectively, the "Holder Exercise Notice"), in the manner set forth in Section 8 hereof, and by paying $0.03 per Warrant Share being purchased in cash or by certified check (the "Exercise Price"). Holder may also choose to exercise this Warrant without paying the Exercise Price in cash or by certified check, and the Holder will then be entitled to receive the number of Warrant Shares that this Warrant entitles the Holder to purchase less the number of shares of Common Stock having a "Fair Market Value" (as defined below) on the business day immediately preceding the "Exercise Date" (as

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CUSIP No. 81371G 10 S                13D                    Page 10 of 19 Pages


defined below) equal to the aggregate Exercise Price. "Fair Market Value" shall be (i) if the Common Stock is listed or admitted for trading on any United States National Securities Exchange, is quoted on the National Association of Securities Dealers Automated Quotations System, or if actual transactions are otherwise reported on a consolidated transaction reporting system, the last reported sale price of Common Stock on the applicable date on the exchange or quotation or reporting system, or (ii) if clause (i) is inapplicable, as determined by the Board of Directors of the Company, in its good faith discretion. Each Holder Exercise Notice shall specify the date on which such exercise is to be effected (the "Holder Exercise Date"). Subject to Section 1(d) hereof, each Holder Exercise Notice, once given, shall be irrevocable. If less than the total number of Warrant Shares is being purchased by exercise of this Warrant, then the Company shall promptly deliver to the Holder a new Warrant for the remaining Warrant Shares that have not been so purchased. Each Holder Exercise Notice is sometimes referred to herein as an "Exercise Notice," and each Holder Exercise Date is sometimes referred to herein as an "Exercise Date."

                  (c) Deliveries by the Company. Not later than five Business Days (for purposes hereof, any day on which banks in New York are open for business) after the receipt by the Company of the Exercise Notice, the Company will deliver to the Holder a certificate or certificates which shall contain restrictive legends and trading restrictions (as required by law) representing the number of Warrant Shares being acquired upon the exercise of this Warrant; provided, however, that the Company shall not be obligated to issue certificates evidencing the Warrant Shares issuable upon exercise of this Warrant until this Warrant is delivered to the Company. In the case of an exercise pursuant to a Holder Exercise Notice, if such certificate or certificates are not delivered by the date required under this Section 2(c), then the Holder shall be entitled by written notice to the Company at any time on or before its receipt of such certificate or certificates thereafter, to rescind such exercise, in which event the Company shall immediately return the Holder Exercise Notice.

                  (d) Cancellation; Inspection Rights. When surrendered upon exercise of this Warrant, this Warrant shall be cancelled and disposed of by the Company in accordance with applicable law. The Company shall keep copies of this Warrant and any notices given or received hereunder available for inspection by the Holder during normal business hours at its office.

                  (e) Transfer Restrictions. This Warrant has been issued subject to certain investment representations of the original Holder set forth in Section 10 hereof and may be transferred only if such transfer is, in the reasonable opinion of the Company, in compliance with or exempt from the registration requirements of the Securities Act and Blue Sky Laws and the terms and conditions set forth in this Warrant. This Warrant may not be transferred except in compliance with the Securities Act and Blue Sky Laws. Prior to due presentment to the Company for transfer of this Warrant, the Company and any agent of the Company may treat the person in whose name this Warrant is duly registered on the records of the Company regarding registration and transfers of the Warrants (the "Warrant Register") as the owner hereof for all purposes, and neither the Company nor any such agent shall be affected by notice to the contrary.

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CUSIP No. 81371G 10 S                13D                    Page 11 of 19 Pages


This Warrant shall be transferable or assignable only through an appropriate entry in the Warrant Register.

                  (f) Covenant of the Holder. The Holder and any subsequent transferee pursuant to the terms of this Warrant covenant not to exercise this Warrant except in compliance with the terms of this Warrant.

         2. PAYMENT OF TAXES. The Company will pay all documentary stamp taxes attributable to the issuance of Warrant Shares upon the exercise of this Warrant; provided, however, that the Company shall not be required to pay any tax or taxes which may be payable in respect of any transfer involved in the registration of any certificates for Warrant Shares in a name other than that of the Holder, and the Company shall not be required to issue or deliver the certificates for Warrant Shares unless or until the person or persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Holder shall be responsible for all other tax liability that may arise as a result of holding or transferring this Warrant or receiving the Warrant Shares under this Warrant.

         3. REPLACEMENT OF WARRANT. In case this Warrant shall be mutilated, lost, stolen or destroyed, the Company may in its discretion issue in exchange and substitution for and upon cancellation of such mutilated Warrant, or in lieu of and substitution for the Warrant lost, stolen or destroyed, a new Warrant of like tenor, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction of such Warrant and indemnity, if requested, reasonably satisfactory to it. Applicants for a substitute Warrant also shall comply with such other reasonable regulations and pay such other reasonable charges as the Company may prescribe.

         4. RESERVATION OF WARRANT SHARES. The Company will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock or its authorized and issued Common Stock held in its treasury, for the purpose of enabling it to satisfy any obligation to issue Warrant Shares upon exercise of this Warrant, the maximum number of Warrant Shares (as adjusted from time to time pursuant to Section 5 hereof) which may then be deliverable upon the exercise of this Warrant.

         5. ADJUSTMENT TO THE NUMBER OF WARRANT SHARES ISSUABLE. The number of Warrant Shares issuable upon the exercise of this Warrant is subject to adjustment from time to time as set forth in this Section 5.

            (a) If the Company,  at any time while this Warrant is  outstanding,
(i) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock payable in shares of its capital stock (whether payable in shares of its Common Stock or of capital stock of any class), (ii) subdivide outstanding shares of Common Stock into a larger number of shares,
(iii) combine outstanding shares of Common Stock into a smaller number of shares, or (iv) issue by reclassification of shares of Common Stock any shares of capital stock of the Company,

CUSIP No. 81371G 10 S                13D                    Page 12 of 19 Pages


the Exercise Price (as defined in Section 3(b) of the Subscription Agreement) shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock outstanding before such event and of which the denominator shall be the number of shares of Common Stock outstanding after such event. Any adjustment made pursuant to this Section 5(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

            (b) If the Company, at any time while this Warrant is outstanding, shall issue rights or warrants to all holders of Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Exercise Price at the record date mentioned below, then the Exercise Price designated in Section 1(a) hereof shall be multiplied by a fraction, of which the denominator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the numerator shall be the number of shares of Common Stock (excluding treasury shares, if any) outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such Exercise Price. Such adjustment shall be made whenever such rights or warrants are issued, and shall become effective immediately after the record date for the determination of stockholders entitled to receive such rights or warrants. However, upon the expiration of any right or warrant to purchase Common Stock the issuance of which resulted in an adjustment in the Exercise Price designated in Section 1(a) hereof pursuant to this Section 5(b), if any such right or warrant shall expire and shall not have been exercised, the Exercise Price designated in Section 5(a) hereof shall immediately upon such expiration be recomputed and effective immediately upon such expiration be increased to the price which it would have been (but reflecting any other adjustments in the Exercise Price made pursuant to the provisions of this
Section 5 after the issuance of such rights or warrants) had the adjustment of the Exercise Price made upon the issuance of such rights or warrants been made on the basis of offering for subscription or purchase only that number of shares of Common Stock actually purchased upon the exercise of such rights or warrants actually exercised.

            (c) If the Company, at any time while this Warrant is outstanding, shall distribute to all holders of Common Stock (and not to the Holder) evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase any security (excluding those referred to in Section 5(b) hereof), then in each such case the Exercise Price for which the Warrant Shares shall be purchased shall be determined by multiplying the Exercise Price in effect immediately prior to the record date fixed for determination of stockholders entitled to receive such distribution by a fraction of which the denominator shall be the Exercise Price determined as of the record date mentioned above, and of which the numerator shall be the Exercise Price on such record date less the then fair market value at such record date of the portion of such assets or evidence of indebtedness so distributed applicable to one outstanding share of Common Stock as determined by the Board of Directors of the Company (the "Board of Directors") in good faith; provided, however that in the event of a distribution exceeding 10% of the net assets of the Company, such fair market value shall be determined by a nationally recognized or major

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CUSIP No. 81371G 10 S                 13D                    Page 13 of 19 Pages


regional investment banking firm or firm of independent certified public accountants of recognized standing (which may be the firm that regularly examines the financial statements of the Company) (an "Appraiser") selected in good faith by the holders of a majority of the Warrants that are then outstanding; and further provided, however, that the Company, after receipt of the determination by such Appraiser shall have the right to select an additional Appraiser, in which case the fair market value shall be equal to the average of the determinations by each such Appraiser. In either case the adjustments shall be described in a statement provided to the Holder and all other holders of Warrants of the portion of assets or evidences of indebtedness so distributed or such subscription rights applicable to one share of Common Stock. Such adjustment shall be made whenever any such distribution is made and shall become effective immediately after the record date mentioned above.

            (d) In case of any reclassification of the Common Stock, any consolidation or merger of the Company with or into another person, the sale or transfer of all or substantially all of the assets of the Company or any compulsory share exchange pursuant to which the Common Stock is converted into other securities, cash or property, then the Holder shall have the right thereafter to exercise this Warrant only into the shares of stock and other securities and property receivable upon or deemed to be held by holders of Common Stock following such reclassification, consolidation, merger, sale, transfer or share exchange, and the Holder shall be entitled upon such event to receive such amount of securities or property as the shares of the Common Stock into which this Warrant could have been converted immediately prior to such reclassification, consolidation, merger, sale, transfer or share exchange would have been entitled at the aggregate Exercise Price and the Exercise Price per share shall be appropriately adjusted. The terms of any such consolidation, merger, sale, transfer or share exchange shall include such terms so as to continue to give to the Holder the right to receive the securities or property set forth in this Section 5(d) upon any exercise following such consolidation, merger, sale, transfer or share exchange. This provision shall similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

            (e) If:

                (i) the Company shall declare a dividend (or any other distribution) on its Common Stock; or

                (ii) the Company shall declare a special nonrecurring cash dividend on or a redemption of its Common Stock; or

                (iii) the Company shall authorize the granting to all holders of the Common Stock rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights; or

                (iv) the approval of any stockholders of the Company shall be required in connection with any reclassification of the Common Stock of the Company (other than a subdivision or combination of the outstanding shares of Common Stock), any consolidation or

CUSIP No. 81371G 10 S                 13D                    Page 14 of 19 Pages


                      merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property; or

                (v) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding-up of the affairs of the Company;

then the Company shall cause to be filed at each office or agency maintained for the purpose of exercise of this Warrant, and shall cause to be mailed to the Holder in accordance with Section 8 hereof, at least 30 days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding-up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, share exchange, dissolution, liquidation or winding-up; provided, however, that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice.

                  (f) If at any time conditions shall arise by reason of action taken by the Company which are not adequately covered by the other provisions hereof and which might materially and adversely affect the rights of the Holder (different than or distinguished from the effect generally on rights of holders of any class of the Company's capital stock) or if at any time any such conditions are expected to arise by reason of any action contemplated by the Company, then the Company shall, at least 30 days prior to the effective date of such action, mail a written notice to the Holder briefly describing the action contemplated and the material adverse effects of such action on the rights of the Holder and an Appraiser selected by the holders of a majority in number of the outstanding Warrants shall give its opinion as to the adjustment, if any (not inconsistent with the standards established in this Section 5), of the Exercise Price (including, if necessary, any adjustment as to the securities into which this Warrant may thereafter be exercisable) and any distribution which is or would be required to preserve without diluting the rights of the holders of the Warrants; provided, however, that the Company, after receipt of the determination by such Appraiser, shall have the right to select an additional Appraiser, in which case the adjustment shall be equal to the average of the adjustments recommended by each such Appraiser. The Board of Directors shall make the adjustment recommended upon the receipt of such opinion or opinions or the taking of any such action contemplated, as the case may be; provided, however, that no such adjustment of the Exercise Price shall be made which in the opinion of the Appraiser(s) giving the aforesaid opinion or opinions would result in an increase of the Exercise Price to more than the Exercise Price then in effect.

CUSIP No. 81371G 10 S                 13D                    Page 15 of 19 Pages


                  (g) In any case in which this Section 5 shall require that an adjustment be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event (i) issuing to the Holder, if this Warrant is exercised after such record date, the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise over and above the Warrant Shares and other capital stock of the Company, if any, issuable upon such exercise on the basis of the Exercise Price prior to adjustment and (ii) paying to the Holder any amount in cash in lieu of a fractional share pursuant to Section 6 hereof, provided, however, that the Company shall deliver to the Holder a due bill or other appropriate instrument evidencing the Holder's right to receive such additional Warrant Shares, other capital stock and/or cash upon the occurrence of the event requiring such adjustment.

                  (h) Whenever the Exercise Price of this Warrant is adjusted as herein provided, the number of shares purchasable upon exercise of this Warrant shall be adjusted by multiplying the number of shares purchasable immediately prior to such adjustment by a fraction, the numerator of which shall be the Exercise Price upon the exercise of this Warrant immediately prior to such adjustment, and the denominator of which shall be the Exercise Price immediately after such adjustment.

                  (i) Any determination that the Company or the Board of Directors must make pursuant to this Section 5 shall be conclusive if made in good faith.

         6. FRACTIONAL SHARES. The Company shall not be required to issue fractional Warrant Shares on the exercise of this Warrant. The number of full Warrant Shares which shall be issuable upon the exercise of this Warrant shall be computed on the basis of the aggregate number of Warrant Shares purchasable on exercise of this Warrant so presented. If any fraction of a Warrant Share would, except for the provisions of this Section 6, be issuable on the exercise of this Warrant, the Company may pay an amount in cash equal to the Exercise Price multiplied by such fraction in lieu of such fractional shares.

         7.       WARRANT AGENT.

                  (a) The Company shall serve as warrant agent under this Warrant. Upon 30 days' notice to the Holder, the Company and the Holder may appoint a new warrant agent. Such new warrant agent shall be a corporation doing business under the laws of the United States or any state thereof, in good standing and having a combined capital and surplus of not less than U.S. $50,000,000. The combined capital and surplus of any such new warrant agent shall be deemed to be the combined capital and surplus as set forth in the most recent annual report of its condition published by such warrant agent prior to its appointment; provided that such reports are published at least annually pursuant to law or to the requirements of a federal or state supervising or examining authority. After acceptance in writing of such appointment by the new warrant agent, it shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as the warrant agent, without any further assurance, conveyance, act or deed; but if for any reason it shall be necessary or expedient to execute and deliver any further assurance, conveyance, act or deed the same shall be done at the expense of the Company and shall be legally and validly executed and delivered by the Company.

CUSIP No. 81371G 10 S                 13D                    Page 16 of 19 Pages


                  (b) Any corporation into which the Company or any new warrant agent may be merged or any corporation resulting from any consolidation to which the Company or any new warrant shall be a party or any corporation to which the Company or any new warrant agent transfers substantially all of its corporate trust or shareholders services business shall be a successor warrant agent under this Warrant without any further act; provided that such corporation (i) would be eligible for appointment as successor to the warrant agent under the provisions of this Section 7 or (ii) is a wholly-owned subsidiary of the warrant agent. Any such successor warrant agent shall promptly cause notice of its succession as warrant agent to be mailed (by first class mail, postage prepaid) to the Holder at the Holder's last address as shown on the register maintained by the warrant agent pursuant to this Warrant.

         8. NOTICES. All notices or other communications hereunder shall be given, and shall be deemed duly given and received if given, by facsimile and by mail, postage prepaid: (i) if to the Company, addressed as follows: The IXATA Group, Inc., 8989 Rio San Diego Drive, San Diego, California 92108, fax:
619-400-8877, Attn: Paul B. Silverman, Chief Executive Officer; or (ii) if to the Holder, addressed to the Holder at the facsimile telephone number and address of the Holder appearing on the Warrant Register or such other address or facsimile number as the Holder may provide to the Company in accordance with this Section 8. Any such notice shall be deemed given and effective upon the earliest to occur of (i) receipt of such facsimile at the facsimile telephone number specified in this Section 8, (ii) five (5) Business Days after deposit in the United States mails or (iii) upon actual receipt by the party to whom such notice is required to be given.

        9. LEGEND ON WARRANT AND WARRANT SHARES. In addition to any other legends required by any agreement or otherwise, the certificates representing Warrant Shares shall be conspicuously endorsed in substantially the following form:

            THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A PRIVATE PLACEMENT, WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND IN RELIANCE UPON THE HOLDER'S REPRESENTATION THAT SUCH SECURITIES WERE BEING ACQUIRED FOR INVESTMENT AND NOT FOR RESALE. NO TRANSFER OF SUCH SECURITIES MAY BE MADE ON THE BOOKS OF THE ISSUER, UNLESS ACCOMPANIED BY AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER, THAT SUCH TRANSFER MAY PROPERLY BE MADE WITHOUT REGISTRATION UNDER THE ACT OR THAT SUCH SECURITIES HAVE BEEN SO REGISTERED UNDER A REGISTRATION STATEMENT WHICH IS IN EFFECT AT THE DATE OF SUCH TRANSFER.

CUSIP No. 81371G 10 S                 13D                    Page 17 of 19 Pages


         10. REPRESENTATIONS AND WARRANTIES OF INVESTOR. _____________________ ("Investor") understands that the sale of Warrant and the Warrant Shares is intended to be exempt from registration under the Securities Act, by virtue of Sections 3(b) and 4(2) of the Securities Act, and Blue Sky Laws, and Investor represents and warrants that:

         (a) Investor has been advised that neither the Warrant nor the Warrant Shares have been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act and Blue Sky Laws or unless an exemption from registration is available and the certificates representing the Warrant Shares will be legended accordingly. Investor is aware that no market exists for the resale of the Warrant and that it may be required to hold the Warrant Shares indefinitely. Investor is purchasing the Warrant and the Warrant Shares for its own account for investment and not with a view to, or for resale in connection with, the distribution thereof, and Investor has no present intention of distributing or reselling the Warrant or the Warrant Shares. Investor represents and warrants that it has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of such investment and is able to bear the economic risk of such investment.

         In making the above representation, Investor is aware that it must bear the economic risk of such investment for an indefinite period of time since, in the view of the Securities and Exchange Commission, the statutory basis for exemption from registration under the Securities Act would not be present if such present intention is to hold the Warrant Shares only for the long-term capital gains period of the Internal Revenue Code of l986, as amended (the "Code"), or for a deferred sale, or for any fixed period in the future.

         (b) Investor has made a complete and thorough investigation of the affairs and prospects of the Company and has had a reasonable opportunity to ask questions of and receive answers from a person or persons acting on behalf of the Company concerning this investment, and all such questions have been answered to the full satisfaction of Investor.

         (c) Investor acknowledges that the Company is issuing this Warrant in reliance upon Investor's representations and warranties in this Warrant, including, without limitation, those set forth in this Section.

         (d) Investor is an "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

         11.      MISCELLANEOUS.

                  (a) This Warrant shall be binding on and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

                  (b) Nothing in this Warrant shall be construed to give to any person or corporation other than the Company, the Holder and any registered holder of Warrant Shares any legal or equitable right, remedy or cause under this Warrant; but this Warrant shall be for the sole

CUSIP No. 81371G 10 S                 13D                    Page 18 of 19 Pages


and exclusive benefit of the Company, the Holder and any other registered holder of Warrant Shares.

                  (c) This Warrant shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware without regard to the principles of conflicts of law thereof.

                  (d) The headings herein are for convenience only, do not constitute a part of this Warrant and shall not be deemed to limit or affect any of the provisions hereof.

                  (e) In case any one or more of the provisions of this Warrant shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Warrant shall not in any way be affecting or impaired thereby and the parties will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in this Warrant.

         IN WITNESS WHEREOF, the parties have caused this Warrant to be duly executed by their authorized officer as of the date first indicated above.


                                       THE IXATA GROUP, INC. in its corporate capacity and in its capacity as the Warrant Agent hereunder


                                       -----------------------------------------
                                       By Paul B. Silverman, Chairman and CEO



                                       -----------------------------------





                                       By


                                       Its

CUSIP No. 81371G 10 S                 13D                    Page 19 of 19 Pages


                                    EXHIBIT A

                              THE IXATA GROUP, INC.

           Notice of Exercise of Warrant at the Election of the Holder
           -----------------------------------------------------------

         The undersigned hereby irrevocably elects to exercise the Warrant ("Warrant") issued by The IXATA Group, Inc. (the "Company") to __________________________ on October 13, 2000, into shares of common stock, par value $0.001 per share, of the Company, according to the conditions hereof, as of the date written below. All capitalized terms used herein without definition shall have the meanings assigned to them in the Warrant. If Warrant Shares are to be issued in the name of a person other than the Holder, then the Holder shall pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as may be reasonably requested by the Company in accordance with the Warrant. No fee will be charged to the Holder for any exercise, except for such transfer taxes, if any.

         The Holder represents and warrants that all offers and sales by the Holder of the Warrant Shares issuable to the undersigned upon exercise of the Warrant shall be made pursuant to registration of the Common Stock under the Securities Act or pursuant to an exemption from registration under the Securities Act.

                             ___________________________________________________
                             Date to Effect Exercise

                             Cashless Exercise Yes[ ] No [ ]o

                             ___________________________________________________
                             Aggregate Exercise Price

                             ___________________________________________________
                             Number of Warrant Shares to be Issued

                             ___________________________________________________
                             Signature of the Holder

                             ___________________________________________________
                             Printed Name(exactly as it is to appear on the Warrant Shares)

                             ___________________________________________________
                             Address of the Holder